SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.  )*

BigCommerce Holdings, Inc.

(Name of Issuer)

Series 1 Common Stock
 (Title of Class of Securities)

08975P 10 8
(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08975P 10 8	13G	Page 2 of 12 pages

1	NAME OF REPORTING PERSONS Revolution Growth II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,668,738
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Steven J. Murray, Stephen M. Case and Theodore J. Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 3 of 12 pages

1	NAME OF REPORTING PERSONS Revolution Growth GP II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,668,738
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Messrs. Murray, Case and Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 4 of 12 pages

1	NAME OF REPORTING PERSONS Revolution Growth UGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,668,738
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Messrs. Murray, Case and Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 5 of 12 pages

1	NAME OF REPORTING PERSONS Steven J. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,668,738
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Messrs. Murray, Case and Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 6 of 12 pages

1	NAME OF REPORTING PERSONS Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Messrs. Murray, Case and Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 7 of 12 pages

1	NAME OF REPORTING PERSONS Theodore J. Leonsis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,668,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Messrs. Murray, Case and Leonsis (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Steven J. Murray, the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth, and Messrs. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 08975P 10 8	13G	Page 8 of 12 pages

Item 1.

(a)	Name of Issuer:

BigCommerce Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

11305 Four Points Drive, Building II

Third Floor

Austin, Texas 78726

Item 2.

(a)	Name of Person Filing:

Revolution Growth II, LP (“Revolution Growth”)

Revolution Growth GP II, LP (“Revolution Growth GP”)

Revolution Growth UGP II, LLC (“Revolution Growth UGP”)

Steven J. Murray (“Murray”)

Stephen M. Case (“Case”)

Theodore J. Leonsis (“Leonsis”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by Revolution Growth. Revolution Growth GP is the general partner of Revolution Growth. Revolution Growth UGP is the general partner of Revolution Growth GP. Murray, as the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036.

(c)	Citizenship:

Each of Revolution Growth, Revolution Growth GP and Revolution Growth UGP are organized under the laws of the State of Delaware. Murray, Case and Leonsis are citizens of the United States.

CUSIP No. 08975P 10 8	13G	Page 9 of 12 pages

(d)	Title of Class of Securities:

Series 1 Common Stock

(e)	CUSIP Number:

08975P 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2020, Revolution Growth beneficially owned 5,668,738 shares of the Issuer’s Series 1 Common Stock directly owned by it. Each of Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the 5,668,738 shares directly owned by Revolution Growth.

CUSIP No. 08975P 10 8	13G	Page 10 of 12 pages

(b)	Percent of class:

As of December 31, 2020 (based on 64,101,536 shares of the Issuer’s Series 1 Common Stock outstanding as of November 17, 2020 as reported by the Issuer in its final prospectus dated November 12, 2020 as filed with the Securities and Exchange Commission on November16, 2020), the 5,668,738 shares of the Issuer’s Series 1 Common Stock beneficially owned by each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis constituted 8.8% of the outstanding shares of Series 1 Common Stock.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote – 0

(ii) Shared power to vote or to direct the vote – Revolution Growth, Revolution Growth GP, Revolution Growth UGP and Murray, share the power to vote or direct the vote of the 5,668,738 shares of the Issuer’s Series 1 Common Stock owned by Revolution Growth.

(iii) Sole power to dispose or to direct the disposition of – 0

(iv) Shared power to dispose or to direct the disposition of – Revolution Growth, Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis share the power to dispose or to direct the disposition of the 5,668,738 shares of the Issuer’s Series 1 Common Stock owned by Revolution Growth.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 08975P 10 8	13G	Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVOLUTION GROWTH II, LP
By: Revolution Growth II GP, LP By: Revolution Growth II UGP, LLC
February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth II GP, LP By: Revolution Growth II UGP, LLC
February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH II UGP, LLC

February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

February 16, 2021	/s/ Steven J. Murray
Steven J. Murray

February 16, 2021	/s/ Stephen M. Case
Stephen M. Case

February 16, 2021	/s/ Theodore J. Leonsis
Theodore J. Leonsis

CUSIP No. 08975P 10 8	13G	Page 12 of 12 pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of BigCommerce Holdings, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

REVOLUTION GROWTH II, LP
By: Revolution Growth II GP, LP By: Revolution Growth II UGP, LLC

February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth II GP, LP By: Revolution Growth II UGP, LLC

February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH II UGP, LLC

February 16, 2021	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

February 16, 2021	/s/ Steven J. Murray
Steven J. Murray

February 16, 2021	/s/ Stephen M. Case
Stephen M. Case

February 16, 2021	/s/ Theodore J. Leonsis
Theodore J. Leonsis